Meridian Fund Page 1 of 1
Meridian Equity Income Fund® is a no load, diversified mutual fund and began operations on January 31, 2005. The MEIFX primary objective of the fund is to seek long-term growth of capital and income. Meridian Equity Income invests primarily in equities of companies that pay dividends or interest, have the potential for capital appreciation and which the Investment Adviser believes may have the capacity to raise dividends in the future. Richard F. Aster, Jr. has managed the fund since its inception.
Past performance is not predictive of future performance. The graph and table do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. Net asset value, investment return and principal value will fluctuate, so shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted.
For the most recent performance, please call our shareholder services at 800-446-6662
Investment Philosophy | Open an Account | Shareholder Services | Privacy Policy Short Term Trading Policy | Disclosure of Portfolio Holdings | Proxy Voting | Tax Information
© 2000-2007 Meridian Fund, Inc. All rights reserved.
http://www.meridianfund.com/meifx.cfm 7/7/2008

Meridian Fund Page 1 of 1
Meridian Growth Fund is a no load, diversified mutual fund and began operations on August 1, 1984. The primary MERDX objective of the fund is to seek long-term growth of capital. Meridian Growth invests primarily in growth stocks, including those with small and medium sized market values. Richard F. Aster, Jr. has managed the fund since its inception.
The 2007 Wall Street Transcript interview with Richard Aster
Past performance is not predictive of future performance. The graph and table do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. Net asset value, investment return and principal value will fluctuate, so shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted.
For the most recent performance, please call our shareholder services at 800-446-6662
Investment Philosophy | Open an Account | Shareholder Services | Privacy Policy Short Term Trading Policy | Disclosure of Portfolio Holdings | Proxy Voting | Tax Information
© 2000-2007 Meridian Fund, Inc. All rights reserved.
http://www.meridianfund.com/merdx.cfm 7/7/2008

Meridian Fund Page 1 of 1
Meridian Value Fund is a no-load, diversified mutual fund, and began operations on February 10, 1994. The primary objective of the fund is to seek long-term growth of capital. Meridian Value MVALX invests primarily in equities of companies which are, we believe, undervalued in relation to the company’s long-term earning power or asset value, or the stock market in general. This may include companies which have suffered earnings declines but which are, we believe, positioned to resume long- term growth. Investments include equities across all market capitalizations and industry groups. Richard F. Aster, Jr., the fund’s founder, heads up an investment team which includes Jamie England, Larry Cordisco and Jim O’Connor.
Past performance is not predictive of future performan and table do not reflect the deduction of taxes that a sha The 2006 Wall Street Transcript interview pay on fund distributions or the redemption of fund sha value, investment return and principal value will fluctua with Jamie England when redeemed, may be worth more or less than their Current performance may be lower or higher than the per Lipper Ranks Meridian Value Fund Number quoted.
One For the most recent performance, please call our share (© 2006 REUTERS. Click for Restrictions) at 800-446-6662
Investment Philosophy | Open an Account | Shareholder Services | Privacy Policy Short Term Trading Policy | Disclosure of Portfolio Holdings | Proxy Voting | Tax Information
© 2000-2007 Meridian Fund, Inc. All rights reserved.
http://www.meridianfund.com/mVALX.cfm 7/7/2008